Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Corus Entertainment announces approval of two-for-one stock split

     TORONTO, Jan. 9 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its shareholders have approved the proposed two-for-one stock split for its issued and outstanding Class A Participating Shares and
Class B Non-Voting Participating Shares, effective as of the close of business on February 1, 2008 (the "Split Effective Date").

     Shareholders of record on the Split Effective Date will keep their current share certificates and will be provided with additional share certificates representing the Class A Participating Shares and Class B
Non-Voting Participating Shares to which they are entitled as a result of the stock split. It is currently expected that Corus or its transfer agent, CIBC
Mellon Trust Company, will mail those certificates on or about
February 6, 2008 (the "Mailing Date"). Currently outstanding share certificates representing Class A Participating Shares and Class B Non-Voting
Participating Shares should be retained by shareholders and should not be forwarded to Corus or its transfer agent.

     Pursuant to the rules of the Toronto Stock Exchange, the Class B
Non-Voting Participating Shares will commence trading on a divided basis on that exchange at the opening of business on January 30, 2008, being two trading days prior to the Split Effective Date. Pursuant to the rules of the
New York Stock Exchange, the Class B Non-Voting Participating Shares will commence trading on a divided basis on that exchange one business day after the Mailing Date.

     Further to Corus' news release dated January 9, 2008 pertaining to the already announced monthly dividends of $0.09917 per Class A share and
$0.100 per Class B share payable on each of February 29, 2008, March 31, 2008 and April 30, 2008 to shareholders of record at the close of business on
February 14, 2008, March 14, 2008 and April 15, 2008 respectively, the Board of Directors of Corus has resolved to reduce the dividends payable by 50% in order to reflect the stock split. As a result, Corus will pay, on each of
February 29, 2008, March 31, 2008 and April 30, 2008 to shareholders of record at the close of business on February 14, 2008, March 14, 2008 and
April 15, 2008 respectively, dividends on a post-split basis of $0.049585 per
Class A share and $0.050 per Class B share.

     The foregoing dividends are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

     Corus' Board of Directors reviews the dividend on a quarterly basis.
Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors, and there is no entitlement to any dividend prior thereto.

     There were 1,722,929 Class A Voting Shares outstanding and 39,927,009
Class B Non-Voting Shares outstanding on December 31, 2007.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 17:00e 09-JAN-08